

Mail Stop 7010

December 5, 2006

via U.S. mail and facsimile

David D'Addario
Chief Executive Officer
Wise Metals Group LLC
857 Elkridge Road, Suite 600
Linthicum, MD 21090

> **RE:** **Wise Metals Group LLC**
> **Form 10- K for the Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 3-117622**

Dear Mr. D'Addario:

We have reviewed your response letter dated November 21, 2006 and have the following additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 6 – Selected Consolidated Financial Information, page 19

1. We have read your response to prior comment one. We note that you have concluded that adjusted EBITDA is a measure of liquidity. Accordingly, it would appear that the most directly comparable financial measure in accordance with GAAP to which you should reconcile this measure would be cash flows from operations. Please confirm, if true, that you will include this reconciliation in future filings.

Segments

2. We note from your response to prior comment three that subsequent to your management realignment in June 2006, you now have two reportable segments (Wise Alloys and Wise Recycling) and an Other segment (Listerhill Total Maintenance).   However, we remain unclear as to why you continue to present one segment in your Form 10-Q for the periods ended June 30 and September 30,

2006. We note your statement that you are currently generating comparative quarterly financial data in a consistent format for both segments that coincide with the financial information that your operating and finance committees have recently begun using to manage your operations. However, it is unclear to us why you do not currently have comparable information for each quarter, given your disclosures in the MD&A section. Specifically, you provide information explaining the fluctuations pertaining to your operations and financial position period over period. In these disclosures you are able to identify whether these changes are attributed to your commercial products or Recycling operations.

Accordingly, please advise or revise your segment disclosures for the periods ended June 30 and September 30, 2006. Please note that we considered your proposal to reflect your revised segments in your 2006 Form 10-K. However, given the length of time until you file your 2006 Form 10-K, we believe that investors should have access to your revised segments in a more timely manner. Accordingly, we expect your revised segment disclosures to be presented in a timely manner in an amended Form 10-Q for the periods ended June 30 and September 30, 2006.

3. With respect to your disclosures in your 2005 Form 10-K and your Form 10-Q for the period ended March 31, 2006, it appears that you continue to believe that you had one reportable segment prior to the organizational changes in June 2006. However, your letter dated November 21, 2006, does not appear to address the points raised in our letter dated November 6, 2006 to clarify the basis for your conclusion. Accordingly, we reissue prior comment three in our letter dated November 6, 2006. We have included it below for your convenience.

We note from your response…that you continue to believe that you have only one operating segment. It appears that you based this conclusion on the fact that your chief operating decision maker (CODM), whom you have identified as your chief executive officer (CEO), does not review discrete financial information for each division, although it is available. Please clarify the following:

- You state that other financial information is available and may be reviewed from time to time. Please tell us who receives this "other" financial information, along with how often this information is provided. Please also provide us with these reports as of December 31, 2005 and [March 31], 2006.
- You state that discrete information for each business is used by management within each business to determine plans of operations, to improve performance and to measure performance against any established goals within the business. Please identify who is involved in establishing budgets and goals, measuring performance against these goals and determining ways to improve performance. Please clarify whether your CEO or Chief Strategic

Officer is involved in these processes. Please also tell us whom the management within each business is accountable to and the manner in which this management communicates its performance.

- We note that a capital management team reviews all requests for capital not exceeding $100,000. Please tell us the participants on this capital management team and identify the management title and division for each participant. Additionally, please tell us the process by which your CEO makes capital decisions above the $100,000 threshold. Specifically, please tell us what reports he reviews to allocate resources, the nature of the input from the key mangers, and who the key managers are that provide input to him.

- We note from the organizational charts that you have a chief strategic officer. Please tell us the nature of all discrete financial information he receives for each division. Please tell us why he receives these reports and how he utilizes these reports. Please also tell us the function of your chief strategic officer, including the extent to which he participates in developing division budgets and goals, evaluating performance, and allocating resources. Please also clarify how your chief strategic officer's function differs from that of your CEO.

- You state that your CEO is individually involved with all management bonus decisions. Please tell us the specific metrics used in determining each manager's bonus. For example, please tell us whether the bonus for the President of Wise Recycling is based on the performance of only Wise Recycling or on the company as a whole. Please tell us the same for the managers at Listerhill Total Maintenance and Wise Alloys. Please tell us what reports your CEO reviews to evaluate management's performance for bonus compensation.

Please be advised that based on the information you have provided to us thus far, it continues to appear as if Wise Alloys, Wise Recycling and Listerhill Total Maintenance each represent an operating segment that should be disclosed separately for the following reasons:

- We expect companies to consider the total mix of information provided to the chief operating decision maker (CODM) when determining the company's operating segments. Thus, even if a CODM only regularly receives consolidated information in writing, we expect companies to also consider other financial information the CODM utilizes in evaluating performance and allocating resources, whether it be in written or oral form.

- You state that your CEO makes all major capital decisions individually in excess of $100,000. It is unclear how your CEO can make capital allocation decisions by reviewing only consolidated information. It would appear that in deciding to allocate resources to one project, instead of another, he would consider performance at a more disaggregated level.

- You state that your CEO is involved with all management bonus decisions. You also state that management bonuses are awarded on an individual basis. These two statements suggest that your CEO reviews information at a disaggregated level in order to establish tailored goals for each manager and then to evaluate annual performance.
- Based on the amounts you have provided us, it appears that both Wise Alloys and Wise Recycling breach the 10% threshold in paragraph 18 of SFAS 131. It also appears that given the nature of the products of each division, as well as the historical operating margins, none of these divisions meet the economic similarity criteria in paragraph 17 of SFAS 131; consequently, it does not appear that any of these divisions should be aggregated under SFAS 131.

4. We remind you that if you conclude that your prior filings should not be relied upon due to an error, you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion. When you file your restated Form 10-K and Forms 10-Q, you should appropriately address the following:

- an explanatory paragraph in the reissued audit opinion,
- full compliance with SFAS 154, paragraphs 25 and 26,
- fully update all affected portions of the document, including MD&A,
- updated disclosures regarding disclosure controls and procedures should include the following:
  - o a discussion of the restatement and the facts and circumstances surrounding it,
  - o how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures,
  - o changes to internal controls over financial reporting, and
  - o anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
- updated reports from management and your independent auditors regarding your internal controls over financial reporting.
- updated certifications.

Form 10-Q for the Quarter Ended September 30, 2006

Operating Results, page 15

5. In your letter to us dated September 29, 2006, you stated that as of June 30, 2006, you estimated that your year-end inventory pounds on hand for 2006 would be less than 2005 levels and that increased costs will offset this effect, resulting in a

LIFO reserve relatively consistent with your current reserve levels. However, we note the increase in your LIFO reserve of $25,000 in the third quarter of 2006. Please tell us and disclose, in future filings, the specific factors that arose in the third quarter of 2006 that resulted in the increase in this reserve.

<u>Liquidity and Capital Resources, page 18</u>

6. You state that you believe cash generated from operations, available borrowings, and other indebtedness will be sufficient to enable you to meet your liquidity requirements in the foreseeable future. In future filings, please disclose the basis for this statement, given your negative working capital, cash outflows from operations, the fact that you have already drawn on $187 million of your $208 million revolving credit line, and the potential continued increase in raw materials costs. In your response, please provide us with a draft of your future disclosures.

* * * *

As appropriate, amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Nili Shah at (202) 551-3255, or to the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant